FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

March 17, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company” or “WBD Foods OJSC”), located at: 16/15, Yauzsky blvd., room 306, Moscow 109028, Russian Federation, hereby notifies that on March 15, 2010 its Board of Directors decided to convoke annual general meeting of shareholders (AGSM), that is to be held on May 14, 2010 at 10:40 a.m. Moscow time at the Company’s location, record date is set on March 26, 2010 (as of the end of the registrar’s business day).

The Board of Directors has also made the decision to propose to the AGSM to announce dividends payment for FY 2007-2008 in the amount of 30 (thirty) rubles per one Russian common share. Dividends will be paid out in cash not later than 60 days from the date on which decision on dividends payment will be approved by the AGSM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: March 17, 2010